No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) management has made decisions on the operational structures it will adopt for the next fiscal year and beyond. As a part of ongoing efforts to advance automobile production network and capability on a global basis, the Company also decided to make some changes to automobile production operations in Europe.

Exhibit 2:

Honda Motor Co., Ltd. (the “Company”) announces that the Company has resolved to integrate the motorcycle development division of Honda R&D Co., Ltd., the Company’s consolidated subsidiary, with the Company.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 19, 2019, hereby announces that it has decided on a change in title of one of its Directors effective as of April 1, 2019 and changes in its Operating Officers effective as of April 1, 2019 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2019, and that is has made an internal decision regarding candidates for Directors to be elected at the Ordinary General Meeting of Shareholders to be held in June 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 19, 2019

February 19, 2019

Summary of Honda CEO Speech on Organizational Changes

Honda management has made decisions on the operational structures we will adopt for the next fiscal year and beyond. As a part of our ongoing efforts to advance our automobile production network and capability on a global basis, we also decided to make some changes to our automobile production operations in Europe.

<Operational Structure changes>

In light of the rapid changes in our business environment, we decided to make some organizational changes in our motorcycle, automobile and power products businesses.

Motorcycle Business:

In 2010, we started an initiative to strengthen collaboration among different divisions in the areas of sales, production, development and purchasing.

And since 2014, production, development and purchasing divisions have been sharing one workplace at Kumamoto Factory and developing products in collaboration.

In the meantime, if we look around our market environment, competition versus manufacturers from China and India, in addition to competition against Japanese, European and U.S. competitors, is further intensifying. Moreover, we must continue complying with environmental regulations which are getting more stringent in every country. We also have to undertake more initiatives to expand into new markets for the future. There is no question that our business environment is changing more dramatically than ever.

In light of such circumstances, we need to further increase the unity of our motorcycle business as a whole and increase the speed of our operations, so that we can enhance the competitive strength of our motorcycle business.

To this end, in order to advance our existing product development system and enable more coordination and collaboration among sales, production, development and purchasing divisions beyond their boundaries, we will consolidate our Motorcycle Operations and Motorcycle R&D Center into one organization.

Under this new organizational structure, we will fully integrate the entire process involving new models — from the planning and conceptual phase through development, initial production and mass-production – and secure our global competitiveness by increasing not only product appeal, but also cost competitiveness, quality and the speed of development.

Automobile Business:

The automobile industry is currently undergoing a major turning point.

For Honda to survive, we must continue offering products which fulfill the needs of our customers, and we need to do so more promptly than ever before. At the same time, we must continue creating new value for future generations. To this end, we will strengthen our automobile business structure.

First, in order to respond more speedily and flexibly to changes occurring to our business environment, the Executive Vice President who is a Representative Director of the company, will serve as the Chief Officer of Automobile Operations, governing the entire automobile operations. Through this change, we will enable our automobile operations to make decisions more promptly.

Moreover, we will create two new positions directly beneath the Chief Officer of Automobile Operations, namely Executive in Charge of Automobile Operations and Executive in Charge of Automobile Sales.

The Executive in Charge of Automobile Operations will be responsible for the planning and execution of global strategy and new mobility services through collaboration across sales, production, development and purchasing. And the Executive in Charge of Automobile Sales will be responsible for the pursuit of globally optimized sales strategies from the perspectives of both regional and business operations in order to further strengthen inter-regional coordination and collaboration for existing businesses, which has been one of our top priorities.

With the addition of these two positions, we will strengthen all functions in each area of focus.

To be more specific, the Executive in Charge of Automobile Sales will develop and execute sales strategies which are more efficient, but that also enable us to fulfill the needs of our customers more accurately in each region. Such strategy includes the utilization of common product lineups among different regions where we find similar market needs and/or environmental regulations.

Furthermore, in order to deepen collaboration with Automobile Operations, Honda R&D will newly establish the Automobile Center which will specialize in the development of automobile products.

Power Product Business:

During the last several years, we have been working toward the creation of new energy business. And now that we have achieved a good prospect, we will add energy business to the area of responsibility of Power Products Operations to accelerate our initiatives.

Then, we will expand the concept of our power products business and continue pursuing it under a new concept of “life creation business.” This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives,” which includes our existing power products business as well as new businesses for the future, including energy business.

Research & Development:

Honda R&D has been pursuing two different missions. One is to create new value for the future and the other is the timely development of highly-competitive products.

To further strengthen both areas, we decided to reorganize Honda R&D in such a way that the advanced technology research and product development will be pursued by separate organizations with a clear division of roles, so that they can focus on their respective areas.

More specifically, we will reorganize Honda R&D with the Innovative Research Excellence, a new center of excellence which will focus on innovative mobility technologies for the future and the creation of advanced technologies; the Automobile Center, which will specialize in the development of automobile products; the Digital Solution Center, which will pursue development while utilizing digital technologies mainly on our automobile products; and the Life Creation Center, which will work in collaboration with Life Creation Operations in the area of product development.

<Changes of the Global Automobile Production Network and Capability>

In light of the acceleration of electrification, we have been making changes throughout our global automobile production network based on our direction to “optimize production allocation and production capacity on a global basis.” In fact, we have already been making steady progress in Thailand, Japan and Brazil.

Moreover, in the midst of major changes we continue to face in each region, including changes in market trends and tightening of environmental regulations, we are making progress in establishing a production system and capability which will enable us to accelerate electrification of our products, particularly in China, the U.S. and Japan, where high production volume is expected.

On the other hand, in Europe where it is essential for us to enhance our lineup of electrified vehicles, we determined that it is difficult to do so with locally produced products in the region from the perspective of competitiveness and other factors. Therefore, we decided to fully utilize the global production resources of Honda to deliver highly-competitive products to the European market.

In particular, based on the direction of strengthening inter-regional collaboration that I mentioned earlier, we will strategically strengthen the foundation of our business in Europe, including electrification, through collaboration with our operations in China, where the direction of environmental regulations is similar to that of Europe. This will include utilizing a common product lineup.

Moreover, our automobile production plant in the U.K., Honda of the U.K. Manufacturing or HUM for short, is currently supplying one model, the Civic Hatchback, to global markets. However, with due consideration of the global production allocation for the future, we intend to produce it in other regions including North America, starting from the next-generation model.

Based on those evaluations, we will begin consultation with associates in the direction toward discontinuing automobile production at HUM in 2021. Moreover, as with the case of HUM, we made a decision to discontinue the production of the current version of the Civic Sedan at our automobile production plant in Turkey in 2021, as well.

In Europe, where CAFE regulations continue to be more stringent, we will strengthen the Honda brand as a leading company in addressing environmental challenges by attaining our goal to “make two-thirds of our automobile sales electrified” by 2025, which is 5 years ahead of our current global target year of 2030.

<Closing>

With these initiatives, we will continue making steady progress in strengthening our business structure in each of Honda’s business areas, which are motorcycle, automobile, life creation and HondaJet.

[Translation]

February 19, 2019

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Regarding Reorganization of

the Company and its Consolidated Subsidiary

Honda Motor Co., Ltd. (the “Company”) announces that the Company has resolved to integrate the motorcycle development division of Honda R&D Co., Ltd., the Company’s consolidated subsidiary, with the Company (the “Reorganization”).

The Reorganization falls under a category of a simplified absorption-type company split in which the Company will succeed to the business division of its consolidated subsidiary. Therefore, some of the matters and details have been omitted from this disclosure.

1.	Purpose of the Reorganization

It was agreed that the Company and the motorcycle development division of Honda R&D Co., Ltd. will be integrated with an aim to transition from a structure based on independent operation of sales, development, manufacturing and procurement divisions to a structure where a project will be consistently implemented from planning and concept making of a product to development, launch and mass-production. By implementing the Reorganization, the Company will improve a base of Mono-zukuri (the art of making things) and enhance competitiveness in relation to attractive products, reasonable costs, high quality and speedy development.

2.	Summary of the Company Split

(1)	Schedule of the Company Split

Resolution date by the Board of Directors Meeting	February 19, 2019
Execution date of the Company Split Agreement	February 19, 2019 (scheduled)
Scheduled date of the company split (effective date)	April 1, 2019 (scheduled)
Registration date of the company split	April 1, 2019 (scheduled)

*

The company split falls under a category of a simplified absorption-type company split as prescribed in Article 796, paragraph 2 of the Companies Act, and therefore, the Company will conduct the company split without obtaining a resolution at the shareholders’ meeting.

(2)	Method of the Company Split

The company split is a simplified absorption-type company split in which the Company will be a succeeding company and Honda R&D Co., Ltd. will be a split company.

(3)	Allotment of Consideration in relation to the Company Split

Not applicable.

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Company Split

Not applicable.

(5)	Increase or Decrease of Stated Capital upon the Company Split

There will be no increase/decrease in the stated capital of the Company as a result of the company split.

(6)	Rights and Obligations to be Succeeded by the Succeeding Company

The Company will succeed such assets, liabilities and the contractual status relating to the company split as set forth in the Absorption-Type Company Split Agreement.

(7)	Prospects for Performance of Liabilities

The Company determines that there will be no concern in this company split about prospects for performance of liabilities to be borne by the Company and the split company.

3.	Outline of the Parties to the Company Split

		Split Company	Succeeding Company (the Company)
(1)	Company name	Honda R&D Co., Ltd.	Honda Motor Co., Ltd.

(2)	Registered office	1-4-1, Chuo, Wako-shi, Saitama	2-1-1, Minami-Aoyama, Minato-ku, Tokyo

(3)	Title and name of the representative	Yoshiyuki Matsumoto, President & Representative Director	Takahiro Hachigo, President & Representative Director

(4)	Description of business	Research and development and other business for the Motorcycle business operations, Automobile business operations, Power Product business operations and other business operations.	Manufacture, sales and other business for the Motorcycle business operations, Automobile business operations, Power Product business operations and other business operations.

(5)	Stated capital	7,400 million yen	86,067 million yen

(6)	Date of establishment	July 1, 1960	September 24, 1948

(7)	Total number of issued shares	14,800,000 shares	1,811,428,430 shares

(8)	Account closing date	March 31	March 31

(9)	Major shareholder and ownership percentage	Honda Motor Co., Ltd.: 100%	Japan Trustee Services Bank, Ltd. (Trust Account): 7.83% The Master Trust Bank of Japan, Ltd. (Trust Account): 6.55% SSBTC Client Omnibus Account: 3.43%

(10)	Operating results and financial condition of the split company for the preceding fiscal year

Fiscal year	Fiscal year ended March 2018 (non-consolidated, Japan GAAP)
Net assets	31,975 million yen
Total assets	195,834 million yen
Net assets per share	2,160.48 yen
Net sales	655,844 million yen
Operating income	5,389 million yen
Ordinary income	5,793 million yen
Net income	5,636 million yen
Net income per share	380.82 yen

(11)	Operating results and financial condition of the succeeding company for the preceding fiscal year

Fiscal year	Fiscal year ended March 2018 (consolidated, IFRS)
Equity attributable to owners of the parent	7,933,538 million yen
Total assets	19,349,164 million yen
Equity per share attributable to owners of the parent	4,461.36 yen
Sales revenue	15,361,146 million yen
Operating profit	833,558 million yen
Profit before income taxes	1,114,973 million yen
Profit for the year attributable to owners of the parent	1,059,337 million yen
Basic earnings per share (attributable to owners of the parent)	590.79 yen

4.	Outline of the business to be split or succeeded

(1)	Summary of business to be split or succeeded

Development of motorcycle products of the split company as well as operation and management incidental to development

(2)	Operating results of the business to be split or succeeded (fiscal year ended March 2018)

Net sales	77,156 million yen

(3)	Items and value of assets and liabilities to be split or succeeded (fiscal year ended March 2018)

Assets		Liabilities
Item	Carrying amount	Item	Carrying amount
Current assets	4,939 million yen	Current liabilities	6,324 million yen
Fixed assets	9,633 million yen	Fixed liabilities	3,228 million yen
Total	14,572 million yen	Total	9,552 million yen

5.	Status after the Reorganization

There will be no changes to the Company’s trade name, business, registered office, representative, stated capital and account closing date as a result of the Reorganization.

6.	Future Prospects

It is expected that the impact caused by the Reorganization on the Company’s consolidated financial results will be minor.

[Translation]

February 19, 2019

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice Concerning Changes in Directors and Officers

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on February 19, 2019, hereby announces that it has decided on a change in title of one of its Directors effective as of April 1, 2019 and changes in its Operating Officers effective as of April 1, 2019 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2019, and that is has made an internal decision regarding candidates for Directors to be elected at the Ordinary General Meeting of Shareholders to be held in June 2019.

The changes in Directors effective as of the date of the Ordinary General Meeting of Shareholders to be held in June 2019 shall be formally determined at such Ordinary General Meeting of Shareholders and at a meeting of the Board of Directors to be held immediately thereafter.

Particulars

1.	Planned Personnel Changes in Directors

<As of April 1, 2019>

Director to change title

Name	New Title	Current Title
Toshiaki Mikoshiba	Chairman and Director	Senior Managing Director

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2019>

Candidate for Director to be newly appointed (Excluding Directors who are Audit and Supervisory Committee Members)

Name	New Title	Current Title
Hiroko Koide	Director	Outside Director, Mitsubishi Electric Corporation Director, Vicela Japan Co., Ltd.

Ms. Hiroko Koide is a candidate for Outside Director as defined under the provisions of the Enforcement Regulations of the Companies Act of Japan.

Candidate for Director to be newly appointed (Audit and Supervisory Committee Member)

Name	New Title	Current Title
Kunihiko Sakai	Director, Audit and Supervisory Committee Member	Advisor Attorney, TMI Associates Audit and Supervisory Board Member (Outside), Furukawa Electric Co., Ltd.

Mr. Kunihiko Sakai is a candidate for Outside Director as defined under the provisions of the Enforcement Regulations of the Companies Act of Japan.

Directors to retire

Name	Current Title
Yoshiyuki Matsumoto	Senior Managing Director

Hideko Kunii	Director

Toshiaki Hiwatari	Director, Audit and Supervisory Committee Member

Ms. Hideko Kunii and Mr. Toshiaki Hiwatari are Outside Directors as defined under the provisions of the Companies Act of Japan.

2.	Planned Personnel Changes in Operating Officers

<As of April 1, 2019>

Operating Officers to change titles

Name	New Title	Current Title
Mitsugu Matsukawa	Managing Officer	Operating Officer

Noriaki Abe	Managing Officer	Operating Officer

Yasuhide Mizuno	Managing Officer	Operating Officer

Operating Officers to be newly appointed

Name	New Title	Current Title
Yoshishige Nomura	Operating Officer	Managing Director, Honda R&D Co., Ltd. Chief Operating Officer, Motorcycle R&D Center President and Representative Director, Honda Racing Corporation

Yoshikado Nakao	Operating Officer	Executive in Charge of Purchasing, Purchasing Operations

Hiroshi Tokutake	Operating Officer	General Manager, Yorii Automobile Plant, Saitama Factory, Production Operations

Taro Kobayashi	Operating Officer	Head, Regional Unit (Africa and the Middle East)

Jiro Morisawa	Operating Officer	Vice Chief Officer, Business Management Operations General Manager, Accounting Division, Business Management Operations

<As of the date of the Ordinary General Meeting of Shareholders to be held in June 2019>

Operating Officers to retire

Name	Current Title
Soichiro Takizawa	Managing Officer

Naoto Matsui	Operating Officer

Tetsuo Suzuki	Operating Officer

<For Reference>

Composition of Directors and Operating Officers as of April 1, 2019 and as of the date of the Ordinary General Meeting of Shareholders to be held in June 2019

1.	Directors

Name	As of April 1, 2019	As of date of Ordinary General Meeting of Shareholders to be held in June 2019
Toshiaki Mikoshiba	Chairman and Director*[1]	Chairman and Director

Takahiro Hachigo	President and Representative Director	President and Representative Director

Seiji Kuraishi	Executive Vice President and Representative Director	Executive Vice President and Representative Director

Yoshiyuki Matsumoto	Senior Managing Director	-

Yoshi Yamane	Senior Managing Director	Senior Managing Director

Kohei Takeuchi	Senior Managing Director	Senior Managing Director

Hideko Kunii	Director*[2]	-

Motoki Ozaki	Director*[2]	Director*[2]

Hiroko Koide	-	Director*[2,3]

Takanobu Ito	Director and Advisor	Director and Advisor

Masahiro Yoshida	Director, Audit and Supervisory Committee Member	Director, Audit and Supervisory Committee Member

Masafumi Suzuki	Director, Audit and Supervisory Committee Member	Director, Audit and Supervisory Committee Member

Toshiaki Hiwatari	Director,*[2] Audit and Supervisory Committee Member	-

Hideo Takaura	Director,*[2] Audit and Supervisory Committee Member	Director,*[2] Audit and Supervisory Committee Member

Mayumi Tamura	Director,*[2] Audit and Supervisory Committee Member	Director,*[2] Audit and Supervisory Committee Member

Kunihiko Sakai	-	Director,*[2,3] Audit and Supervisory Committee Member

*[1]	To change title
*[2]	Outside Directors
*[3]	To be newly appointed

2.	Operating Officers

Name	As of April 1, 2019	As of date of Ordinary General Meeting of Shareholders to be held in June 2019

Takashi Sekiguchi	Managing Officer	Managing Officer

Soichiro Takizawa	Managing Officer	-

Michimasa Fujino	Managing Officer	Managing Officer

Shinji Aoyama	Managing Officer	Managing Officer

Noriya Kaihara	Managing Officer	Managing Officer

Toshihiro Mibe	Managing Officer	Managing Officer

Mitsugu Matsukawa	Managing Officer*[1]	Managing Officer

Noriaki Abe	Managing Officer*[1]	Managing Officer

Yasuhide Mizuno	Managing Officer*[1]	Managing Officer

Naoto Matsui	Operating Officer	-

Tetsuo Suzuki	Operating Officer	-

Issao Mizoguchi	Operating Officer	Operating Officer

Yusuke Hori	Operating Officer	Operating Officer

Tomomi Kosaka	Operating Officer	Operating Officer

Toshiyuki Shimabara	Operating Officer	Operating Officer

Kazuhiro Odaka	Operating Officer	Operating Officer

Masayuki Igarashi	Operating Officer	Operating Officer

Hiroyuki Kachi	Operating Officer	Operating Officer

Soichi Yamamoto	Operating Officer	Operating Officer

Katsushi Inoue	Operating Officer	Operating Officer

Kimiyoshi Teratani	Operating Officer	Operating Officer

Asako Suzuki	Operating Officer	Operating Officer

Katsuhisa Okuda	Operating Officer	Operating Officer

Katsuhide Moriyama	Operating Officer	Operating Officer

Keiji Ohtsu	Operating Officer	Operating Officer

Yoshishige Nomura	Operating Officer*[2]	Operating Officer

Yoshikado Nakao	Operating Officer*[2]	Operating Officer

Hiroshi Tokutake	Operating Officer*[2]	Operating Officer

Taro Kobayashi	Operating Officer*[2]	Operating Officer

Jiro Morisawa	Operating Officer*[2]	Operating Officer

*[1]	To change titles
*[2]	To be newly appointed